RIO NARCEA GOLD MINES, LTD

181 University Avenue, Suite 1210, Toronto, Ontario M5H 3M7
Tel: 1 416 956 7470 • Fax: 1 416 956 7471
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

November 22, 2004

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA ANNOUNCES CHANGE IN MANAGEMENT

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announced today the resignation of Mr. Alan Riles, Chief Operating Officer ("COO") of the Company. Mr. Riles cited personal reasons resulting from his family's desire to be closer to their roots in Australia. In this regard, Mr. Riles has accepted a senior operations management position with another international mining company.

The management and board of directors of Rio Narcea would like to extend their sincere appreciation to Alan for his dedication and contribution to the Company in the years he has been with us. He was a valuable member of the management team and a pleasure to work with. We wish him and his family every success in their future endeavours.

A replacement for Mr. Riles in the position of COO has been identified. This individual is a seasoned professional mining engineer with extensive operational and management experience in the international mining industry and, is expected to join the Company in February 2005.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is in the process of commissioning its Aguablanca nickel-copper-PGM mine. Rio Narcea is also developing the fully permitted Tasiast gold project located in Mauritania, West Africa and working on a feasibility study for its Salave gold deposit in northern Spain.

For further information, contact John W.W. Hick, Vice-Chairman or Laurie Gaborit, Manager Investor Relations.

Tel:(416) 956 7470 Fax: (416) 956 7471 E-Mail: info@rngm.com Website:www.rionarcea.com